Filed by Duke Energy Corporation
Commission File No. 1-4928
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Holding Corp.
Commission File No. 333-126318

Analyst Meeting
September 15, 2005

Paul Anderson

Jim Rogers

David Hauser

Tom O’Connor

Chairman and CEO, Duke Energy

Chairman and CEO, Cinergy

Group Vice President and CFO, Duke Energy

Integration Executive, Duke Energy

Agenda

Noon                                Lunch

1:00 p.m.               Overview                                                                  Paul Anderson

1:30 p.m.               Power Strategy                                      Jim Rogers

2:30 p.m.               Break

2:45 p.m.               Financial Objectives               David Hauser

3:15 p.m.               Integration Efforts                          Tom O'Connor

3:45 p.m.               Q & A

4:45 p.m.               Adjourn

Forward Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are
“forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934.  These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth.  These statements are based on the current expectations of management of Duke and Cinergy.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  For example,
(1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and
Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively.  Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp.
(Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available.
WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT
BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN
IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE
PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-
prospectus as well as other filed documents containing information about Duke and Cinergy at
http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction.  Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005.  Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

This document includes certain non-GAAP financial measures as defined under
SEC Regulation G.  A reconciliation of those measures to the most directly comparable GAAP measures is included in the printed version of these slides which can be downloaded from our investor relations websites at:

www.duke-energy.com/investors/financial/gaap/
www.cinergy.com/Investors/Reports_and_Presentations/presentations.asp

Regulation G

Paul Anderson
Chairman and CEO
Duke Energy

Back on Course

Sold non-strategic asset positions

Strengthened the balance sheet

Lowered debt balances

Stabilized credit outlook

Maintained strong cash position

Reduced regulatory and legal risks

Mitigated mark-to-market exposure at DENA

Maintained the dividend

Delivered on earnings expectations

Excellent market position in both natural gas
and power

Strong financial position

Deep bench of talent

Long history as portfolio managers

Building on Our Strengths

Portfolio Strategy

Constantly evaluate the asset portfolio with an eye to
the future

Must enhance shareholder value

Recent history has seen us buying and selling assets

Sold Asia-Pacific business

Sold Southeast generation assets and deferred plants

Sold TEPPCO

DEFS joint venture with COP for 50/50 ownership

Announced merger with Cinergy

Announced exit of remaining DENA business

Provides “FRESH START”

Exiting DENA

Midwest generation portfolio helped by Cinergy and
will be unaffected by this decision

A net charge of approximately $1.3 billion, or 88¢
per basic share, will be recognized in the third
quarter 2005

Rationale for exiting the remaining business

Continued losses in the business

No clear path to breakeven EBIT by the end of 2006

Encumbered by size and complexity of trading books

Intend to fully exit remaining business within a year

Benefits

Accretive to ongoing earnings

Strengthens Duke Capital’s credit profile

Transaction is net cash positive

Storage Capacity

Miles of Transmission Pipe

System Compressor Horsepower

Miles of Distribution Main

Miles of Distribution Service

Retail Customers

Natural Gas Transmission

Texas

Eastern

Algonquin

Gulfstream

Maritimes &

Northeast

BC Pipeline
& Field Services

Union Gas
Service Area

Empress

East

Tennessee

more than 250 Bcf

more than 17,500

3,000,000

22,000

12,000

1.2 million

Natural Gas Storage

Union Gas Service Area

BC Field Services Processing Plant

Gas Processing Plant

Empress Assets

Natural Gas Businesses Are
Positioned to Supply Increasing Gas Demand

Natural Gas Transmission

Key eastern markets continue to grow

2 – 3% demand growth through 2010

25 – 50%  market share in these markets

Ability to manage LNG logistics

New capacity needed for new sources of supply

Increasing demand for gas storage

Possible formation of Canadian Income Trust

Strategic acquisitions and joint ventures

Field Services

Denver

Midland

Houston

Tulsa

6.0 Bcf

Storage capacity:

4.9 Bcf/d

Gas volumes
processed:

370 MBbl/d

NGL production:

4 offices

8 propane terminals

57 plants; 12 fractionators

58,000 miles of pipeline

Natural Gas Businesses Are
Positioned to Supply Increasing Gas Demand

Field Services

#1 NGL producer in North America

Critical mass in key producing basins

Overall expansion driven by growing demand for
natural gas and natural gas liquids (NGLs)

Efficiency gains from asset optimization

Continued industry consolidation

Potential launch of master limited partnership (MLP)

Merger with Cinergy

Combines two strong business operations

Grows earnings contribution from regulated sources

Provides geographic diversity to earnings profile

Realizes significant cost savings

Accretive to Duke Energy’s earnings

Combines DENA’s Midwest assets with CG&E’s
unregulated portfolio

Provides fuel diversity and operational flexibility

Provides platform for future electric consolidation

Vision for the Future

Combined operations will deliver…

Ongoing $2 per diluted share in 2007

4 – 6% ongoing EPS growth

Organic growth opportunities for existing business

Stand-alone strength of both gas and power businesses

Power business will be 4th largest in North America based upon implied market capitalization

Natural gas business will be largest in U.S. by implied
market capitalization

Platform for future growth

Strength and flexibility to pursue other opportunities

Jim Rogers
Chairman and CEO
Cinergy

Multi-Regional Regulated Retail
Power and Gas Platform

Low-cost operations with rates below the national
average

Diverse customer base and generating assets

Superior customer service

Major reinvestment opportunities in system growth,
reliability and the environment

Track record for constructive regulatory outcomes

Scalable platform for future growth

Experienced and talented management team

Combined Regulated Operations

     45 MW

Hydro

   259 MW

Oil

1,263 MW

Gas

5,488 MW

Coal

Midwest
Regulated
Generation

2,810 MW

Hydro

2,446 MW

Gas

7,754 MW

Coal

5,020 MW

Nuclear

Southeast
Regulated
Generation

Cincinnati

Charlotte

Indianapolis

IN

SC

OH

KY

WV

TN

NC

GA

VA

500,000

Gas

3,700,000

Electric

Combined
Customers

Balanced Regulated Generation Portfolio

Combined generating portfolio mirrors overall industry diversity

Duke-Cinergy
Combined
26,735 MW

Industry
Diversity

Duke: 2004 data reflects proportional ownership of nuclear capacity

Industry:  EEI 2004 data

Percentage

Coal

Nuclear

Gas/Oil

Hydro/Other

Operating Performance
of Combined Generation Fleet

2003 Non-Fuel O&M Cost Ranking

Large Generators ( >40 TWh)

10

9

8

7

6

5

4

3

2

1

Rank

6.71

DTE Energy Co.

6.66

Duke Energy Corp.

6.00

American Electric Power

5.89

Xcel Energy, Inc.

5.84

Progress Energy, Inc.

5.67

Southern Co.

5.55

Ameren Corp.

4.97

FPL Group, Inc.

4.34

Allegheny Energy, Inc.

3.57

Cinergy Corp

$/MWh

Company

Source: RDI Platts

Note:  Duke Energy’s non-fuel O&M costs would be approximately
$4/MWh, excluding nuclear non-fuel O&M.

Diverse Customer Base

Combined Retail Sales by Customer Class

127,300 GWh Sales

Residential

33%

Commercial

30%

Other

4%

Projected Load Growth of 1.5 – 2%

Industrial

34%

Diverse mix of
industrial customers
from primary industry
to retail products

Deliver Outstanding Customer Service

First energy company in the nation to have
its call centers certified for providing an
outstanding customer service experience
(2005)

Ranks 3rd in the Midwest in J.D. Power’s
2005 survey of residential electric customer
satisfaction

Joins Cinergy as the second energy company in
the nation to have its call centers certified for
providing an outstanding customer service
experience (2005)

Ranks 1st in the southern U.S. in J.D. Power's
2005 survey of residential electric customer
satisfaction

J.D. Power
& Associates

TQS Research
Key Account National
Benchmark Survey

American Customer
Satisfaction Index

Ranks 12th nationally for customer
satisfaction with large manufacturing and
institutional customers in 2005

Ranks 1st in the Southeast and 3rd nationally
for customer satisfaction with large
manufacturing and institutional customers in
2005

Tied for 5th out of 30 electric and gas
utilities by the ACSI

Ranked 4th out of 30 electric and gas utilities
by the ACSI

Provide Customers with Competitive Rates

Rate Comparison

(cents per kWh)

Investing in System Growth,
Reliability and the Environment

Rate Base
$15.4 Billion

$8.1 Billion
Projected Capex
for 3-year period

2006-2008

IN

NC

SC

OH Electric 1

KY 2

OH Gas

Capital

Expenditures

1Excludes CG&E generation and includes proposed rate base addition for pending electric distribution base rate case

2Includes proposed rate base addition for pending gas distribution rate case and pending transfer of certain CG&E generation assets at net book value

Enhanced Flexibility for
Midwest Commercial Fleet

Integrated coal-fired, baseload generation and
gas-fired, combined cycle and peaking generation

Modernized fleet with an average age of 19 years

Well positioned to succeed in evolving competitive
supply markets of PJM and MISO

Potential for upside in 2009 when Ohio RSP expires

Combined Commercial Portfolio
Enhances Ability to Serve Competitive Markets

A generation mix capable of
serving diverse customer
load shapes

Source: RDI Platts

46

55

CAISO

131

164

PJM

119

131

MISO

Peak
load

(GW)

Installed
capacity

(GW)

PJM and MISO are
each more than twice
the size of the
California market

Midwest ISO

PJM Interconnection

Commercial Fleet Positioned to Sell in
the Most-Developed Competitive U.S. Markets

Commercial Fleet

Earnings Enhancement from Low-Risk
Gas & Power Marketing and Trading Platforms

Low-risk focus

Narrow parameters for risk, products and
committed capital

VaR of $2.4 million (2004 average)

Near-term focus

Power transactions -  97% < 1 year

Gas transactions -  98% < 1 year

Credit quality focus

93% of trading portfolio exposure is with
investment-grade counterparties

Strong Platform for
Long-Term, Stable Earnings Growth

Organic growth

Diversified, franchised business growth

Investment in operations

New generating capacity

Environmental investment

Modernization of the delivery system

Cost savings from productivity improvements

Merger savings to accrue to both customers and shareholders

Continued cost savings from best practices

Commercial growth from low-cost, modernized Midwest fleet

Earnings enhancement from low-risk marketing & trading businesses

Regulatory Approval Timeline

Regulatory approval filings made by third quarter 2005

Shareholder vote anticipated in fourth quarter 2005

Federal and state approvals should be completed in first quarter 2006

DENA exit not expected to significantly delay approval process

Closing anticipated in first half of 2006

BREAK

David Hauser
Group Vice President and CFO
Duke Energy

Duke Energy

2005 approximate ongoing segment EBIT contributions by ongoing business line

Other EBIT

$310 million in net expenses, excluding mark-to-market fluctuations related to de-designated hedges

Includes Midwest assets, certain contracts and corporate allocations, and DETM

Hedge sensitivity unchanged:  1¢ per gallon move in NGLs equates to a $5 million move in equity earnings at Field Services, partially offset by approximately $4 million in Other EBIT for the last six months of 2005

Utility 38%

Pipeline 36%

EBIT 6%

Equity Earnings 5%

Real Estate 7%

International 8%

Gas
Processing

Duke Energy + Cinergy

2005 approximate ongoing segment EBIT contribution by
combined ongoing business line

Largely balanced between gas and power businesses

Utility 46%

Pipeline 29%

Real Estate 5%

Commercial
5%

International 6%

EBIT 5%

Equity Earnings 4%

Gas
Processing

Note:  2006 combined ongoing EPS, assuming Jan 1 combination, is 5¢ accretive with no synergies or purchase accounting adjustments based on current street estimates.

Earnings Growth Drivers

Near-term ongoing EPS growth of 12% annually

Addition of Cinergy businesses

Synergies

Existing business growth

Reduced losses at DENA

Roll off of hedges at Field Services

Flexibility of stronger balance sheet

Long-term ongoing EPS growth of 4 – 6% annually

Growth at pipeline and gas processing businesses

Growth at regulated utility business

Synergies

Flexibility of stronger balance sheet

Cash Flow Outlook

Dividend payout of approximately 70%

Near-term outlook

Deploy existing cash associated with costs to achieve synergies

Approximate total capital expenditures for 2007

Environmental

$0.8 billion

Maintenance

$2.1 billion

Expansion

$1.8 billion

Long-term outlook

Solid cash generation

Continued capital redeployment

Financing Organizational Structure

Duke Energy
Corporation

Duke Capital
BBB-, Baa3

50% debt/cap

Duke Power (a)
BBB, Baa1
48% debt/cap

Cinergy
BBB, Baa2
42% debt/cap

CG&E
BBB, Baa1

37% debt/cap

PSI
BBB, Baa1

49% debt/cap

Texas Eastern
BBB, Baa2

40% debt/cap

Westcoast
BBB, A (low) (b)
57% debt/cap

Union Gas
BBB, A (b)
64% debt/cap

43% debt/capitalization
5.5x FFO interest coverage

No new debt issued

Financing node

All amounts relate to 2007 projections

(a)

Duke Power’s credit ratings are the current Duke Energy ratings.

(b)

Westcoast and Union Gas are rated by S&P and DBRS

Purchase Accounting

No change to Duke Energy’s valuations

Cinergy's non-regulated businesses will be fair valued

We do not intend to fair value Cinergy’s regulated
businesses

Goodwill increase of approximately $4.2 billion

Finance Key Focuses

Maintain financial strength

Balance cash generation with capex requirements
and dividend growth

Make good investment portfolio decisions

Streamline financial systems

Tom O’Connor
Integration Executive
Duke Energy

Integration Vision

The merger creates an opportunity to integrate,
simplify, reduce and standardize processes
and activities to create a scalable platform for
future growth and the greatest realization of
synergies.

Integration Objectives

Achieve targeted synergies

Develop scalable platform

Build the team

Stretch for excellence

Maintain focus

1.  Reward Shareholders

2.  Build a Growth Platform

3.  Strengthen the Organization

Integration Structure

Steering Committee

Paul Anderson

Jim Rogers

Fred Fowler

Jim Mogg

Jim Turner

Integration Executive

Tom O’Connor

Integration Leads

Program Managers

Functional Teams

Corporate

Shared Services

Regulated

Non-Regulated

Other Business Units

Support Teams

Human Resources

Information Technology

Finance

Program
Management
Office

Functional & Support Teams

Support Teams

Information Technology

Human Resources

Finance

DEGT – Gas
Transmission

DEFS – Field
Services

DEI –
International

Crescent – Real
Estate

Corporate Services

Information Technology

Supply Chain
Purchasing

Generation

Trading & Marketing

Portfolio Ops

Solutions (Third
Party Asset
Management)

Generation

Electric T&D

Retail Marketing &
Sales

Customer Service

Portfolio Ops

Other

Shared Services

Unregulated

Regulated

Functional Teams

Corporate

Finance &
Accounting

Human Resources

Legal

External Relations

Investor Relations

Strategy & Business
Development

Risk Management

Compliance / Audit

Integration Framework and Expectations

Thru Sept 14

Plan the effort

Create the vision

Plan the outcomes

Set the targets

Integration
blueprint

Framework
Development

Implementation

Analysis

Design

Implementation
Planning

Plan

Implement

Design

Assess

Sept 15–Oct 28

Build the facts

Confirm models

Identify
constraints

Define processes

Comparison
report

Oct 31 – Mar 1

Define the future

Build structure

Align processes

Establish metrics

Business case

Mar 2 on

Prepare for
change

Develop priorities

Build task plans

Define sequence

Checklists

2Q06

Operate as one

Integrate operations

Capture synergies

Operating plan

Duration

Scope

Key
Activities

Key
Deliverables

Purpose

Stages

Franchised Electric Business Model

Franchised Electric

COO

Business Unit CEOs - Matrixed Accountability

Business Unit CEOs –

Direct Accountability

CEO

Duke Energy

  State Rates/Regulatory

  State Legislative

  Economic Development

  Large Wholesale/Industrial

      Customers

  Community Relations

CEO

CGE/ULHP

  State Rates/Regulatory

  State Legislative

  Economic Development

  Large Wholesale/Industrial

     Customers

  Community Relations

CEO

PSI

  State Rates/Regulatory

  State Legislative

  Economic Development

  Large Wholesale/Industrial
     Customers

  Community Relations

CEO

Duke Power

Carolinas
Generation

PSI

Generation

ULHP
Generation

Regulated
Fossil/Hydro
Generation

Carolinas        Carolinas

  Transm.      Distribution

    PSI                 PSI

Transm.
Distribution

  CGE              CGE

Transm.      Distribution

                   Gas/Power

Power/

Gas Delivery

Customer
Service

Shared
Service
Delivery

Generation Fleet
Service
Reg/Non-Reg

Carolinas Retail/
Call Centers

PSI Retail/
Call Centers

CGE/ULHP Retail/
Call Centers

Nuclear

Fleet Services

Supply Chain

Fuel Buying (Non-gas)

Maintenance

Operations Planning

Project Management

Outage Management

Inventory

Engineering

DENA / CG&E

Duke / PSI / ULHP

Regulated Fossil /

Hydro Generation

Non-Regulated
Fossil Generation

Generation

Fleet Services

Cost Savings Distribution (May 9th)

Workforce reductions of about 1,500, or about 50% of total savings

Corporate and shared services

Regulated utility back-office

Non-regulated marketing, trading and operations

Origin of Savings before Costs to Achieve
(Year 3)

($ in millions)

Total

~$400

Corporate

~$190

Utility

~$80

Non-Regulated

~$130

Cost Savings Distribution (Year 3)

($ in millions)

Total

~$440

Corporate &
Shared Services

~$200

Utility

~$80

Non-Regulated

~$160

Merger Cost Savings and Distribution

($ in millions, excludes non-regulated)

                 Savings Distribution

17%

Utility Staffing

15%

Information
Technology

23%

Supply Chain

Corporate
Staffing

28%

Corporate
A&G

17%

Approximately $280 million in annual pre-tax cost
savings, before costs to achieve, by year 3

Costs-to-achieve largely incurred by end of year 2

Focused integration approach to achieve Day-1
readiness and accelerate savings realization

Year 1

Year 2

Year 3

Year 4

Year 5

~$170

~$235

(~$425)

(~$115)

~$280

($60)

~$310

($40)

~$335

Pre-tax savings

Costs to achieve

($35)

5-Year Savings Summary

Gross
Savings

Costs-to-
Achieve

Net
Savings

$1,330

($675)

$655

Enterprise-Wide Status Tracking

Identification of initiatives
that will require a long lead
time for implementation

Initiative implementation
dependencies and/or
assumptions

Transformation Team that
developed the Initiative

View planned, detailed cost savings by
Functional Group and/or Business Unit

Proposed initiative
implementation start
and end dates

Initiative name and
description

Initiative accountability for
Implementation

Detailed workplan name and/or
description for the initiative (if
applicable)

Total initiative planned
(labor and non-labor) cost
savings and headcount
impacts for the initiative

Total (labor and non-
labor) planned cost
savings for the initiative
by Functional Group
and/or Business Unit

2006

2007

2008

2006

2007

2008

2006

2007

2008

4/1/2006

10/1/2006

($000s)

($000s)

Measuring Integration Success

Day 1 readiness

Realize the synergies

Scalable platform in place

High-performance team established

1.  Reward Shareholders

2.  Build a Growth Platform

3.  Strengthen the Organization

Paul Anderson
Chairman and CEO
Duke Energy

We Will Provide Our Shareholders With…

Earnings stability

Dividend growth

2007 ongoing EPS of $2 per diluted share

Annual ongoing EPS growth of 4 – 6%